ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

May 7, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Re:	Avino Silver & Gold Mines Ltd.
Form 20-F for the Year Ended December 31, 2016 Filed March 10, 2017 File No. 001-35254

Dear Mr. Decker:

Avino Silver & Gold Mines Ltd. hereby requests additional time to gather the information and documents requested by the Staff of the Securities and Exchange Commission in its telephone call with our counsel on April 13, 2018. We anticipate that we will provide the information on or before May 11, 2018.

Please contact the undersigned at (604) 682-3701 if you have any questions.

Yours respectfully,

AVINO SILVER & GOLD MINES LTD.

/s/ “Malcolm Davidson”

Malcolm Davidson, CPA, CA

Chief Financial Officer

Since 1968. A Proven Model for Growth.